Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Madison Square Garden, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-164597) on Form S-8 of Madison Square Garden, Inc. of our report dated March 4, 2011, with respect to the consolidated balance sheets of Madison Square Garden, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2010, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of Madison Square Garden, Inc.

/s/ KPMG LLP

New York, New York

March 4, 2011